Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 14, 2020

Jonathan Burr Division of Corporation Finance Office of Real Estate & Construction U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Roth CH Acquisition I Co. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted January 28, 2020 CIK No. 0001796303

Dear Mr. Burr:

On behalf of our client, Roth CH Acquisition I Co. (the “Company”), we hereby provide a response to the comments issued in a letter dated February 3, 2020 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are submitting the amended draft Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Jonathan Burr February 14, 2020 Page 2

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 28, 2020

General

1.	We note that in response to Comment 1 you included a market-making prospectus. Please include the footnote to the fee table for the amount of securities being registered solely for certain market-making transactions.

Response: The fee table has been revised in accordance with the Staff’s comment.

Our Business Combination Process, page 62

2.	We note your response to prior comment 2 wherein we asked for clarification of insiders' obligation to fund the trust account in order to extend the time to complete an acquisition. Regarding your disclosure that insiders are "not obligated to fund the trust account to extend the time for us to complete our initial business combination," please explain whether you mean that insiders are not required to extend the time to complete the initial business combination at all, or whether they could extend it without funding the trust account.

Response: The disclosures on pages 14, 45, 50, 67, and A-7 of the Amended S-1 have been revised in to clarify that the amount of time to complete a business combination could not be extended in the absence of the specific amount being deposited in the trust account unless stockholders otherwise approve an extension on different terms.

Conflicts of Interest, page 82

3.	We note that your officers and directors have agreed to present you with any suitable opportunity to acquire a target business prior to any other person or entity. Please file this agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company will be entering into letter agreements with all officers and directors of the Company to memorialize this obligation. The form of letter agreement is listed as an exhibit and will be submitted as an exhibit to the Amended S-1 once available.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso
Partner